Exhibit 99.1

This announcement is not being issued and may not be distributed directly or indirectly in or into Australia, Japan or South Africa or any jurisdiction into which the same would be unlawful. This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or transferred in the United States absent registration or an applicable exemption from registration requirements. No public offering of securities will be made in the United Kingdom, the United States or elsewhere.

18th November 2008

Barclays announces update to Capital Raising

Following the announcement of 31st October 2008 regarding Barclays proposal to raise over £7 billion of additional capital from existing and new strategic and institutional investors, a number of meetings and conversations have taken place between senior officers of Barclays and Barclays major institutional shareholders. The discussions have been constructive and the Board of Barclays has listened carefully to shareholders’ views.

Barclays has also held discussions in recent days with Qatar Holding LLC and entities representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan (“the Investors”) who agreed on 31st October 2008 to invest substantial funds into Barclays. The Investors wish institutional investors to be able to participate further in the capital raising. The Board of Barclays today announces that the Investors have each offered to make available up to £250m of Reserve Capital Instruments for clawback by existing Barclays institutional investors at par. By consequence £500m of Reserve Capital Instruments (excluding Warrants) will today be made available to Barclays institutional investors by way of a bookbuild placing.

There are no other changes to the Capital Raising announced by Barclays on 31st October 2008.

In recognition of the extraordinary circumstances of the Capital Raising, the Board of Barclays also announces that:

•	all members of the Board will exceptionally offer themselves for re-election at the Barclays Annual General Meeting to be held in April 2009; and

•	no annual bonuses will be paid to executive directors of Barclays PLC for 2008, following the offer by the executive directors to waive any annual bonus for 2008.

The Board believes that all of the proposals to be put to the General Meeting of Barclays on 24th November are in the best interests of shareholders and of the Company and unanimously recommends that shareholders vote in favour of the resolutions, as the Directors intend to do in respect of their own beneficial holdings.

Forward Looking Statements

This announcement contains certain forward-looking statements with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, change in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the North American investment banking and capital markets operations of Lehman Brothers into the Group’s business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (“FSA”), the London Stock Exchange PLC or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This announcement is not a prospectus. A prospectus relating to the admission for trading of Reserve Capital Instruments (the “RCI Prospectus”) is expected to be published on or around the issue date of the Reserve Capital Instruments. This announcement may not be passed on in the United Kingdom except to persons in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply.

When published, copies of the RCI Prospectus will be available from the website of the London Stock Exchange PLC.

This announcement is not being issued and may not be distributed directly or indirectly in or into Australia, Japan and South Africa or any jurisdiction into which the same would be unlawful. This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold, or transferred in the United States absent registration or an applicable exemption from registration requirements. No public offering of securities will be made in the United Kingdom, the United States or elsewhere.

This announcement or the information contained herein has not been approved by or registered with any relevant governmental authorities in the People’s Republic of China (which, for such purposes, does not include the Hong Kong or Macau Special Administrative Regions or Taiwan) (the “PRC”). Investors with registered addresses in, or who are resident or ordinarily resident in, or a citizen of, the PRC are responsible for obtaining all relevant government regulatory approvals/licences (if any) themselves, including, but not limited to, any which may be required from the State Administration of Foreign Exchange and other competent regulatory authorities and complying with all relevant PRC regulations (if applicable), including, but not limited to, any relevant foreign exchange regulations and/or overseas investment regulations.

This announcement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this announcement may not be circulated or distributed, whether directly or indirectly, to any person in Singapore other than pursuant to, and in accordance with the conditions of, any applicable provision of the Securities and Futures Act, Chapter 289 of Singapore.

The recipient of this announcement understands, acknowledges and agrees that this announcement has not been approved by the UAE Central Bank, the Emirates Securities or Commodities Authority (“ESCA”) or any other authorities in the UAE, nor has the placement agent, if any, received authorisation or licensing from the UAE Central Bank, ESCA or any other authorities in the United Arab Emirates to market or sell securities or other investments within the United Arab Emirates. No marketing of any securities or services has been or will be made from within the United Arab Emirates and no subscription to any securities or other investments may or will be consummated within the United Arab Emirates. It should not be assumed that the placement agent, if any, is a licensed broker, dealer or investment advisor under the laws applicable in the United Arab Emirates, or that it advises individuals resident in the United Arab Emirates as to the appropriateness of investing in or purchasing or selling securities or other securities. The securities referred to herein are not to be offered or sold directly or indirectly to the public in the United Arab Emirates. This announcement does not constitute a public offer of securities or units in funds in the United Arab Emirates in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

The recipient of this announcement understands, acknowledges and agrees that the securities referred to herein have not been and will not be offered, sold or publicly promoted or advertised in the Dubai International Financial Centre other than in compliance with laws applicable in the Dubai International Financial Centre, governing the issue, offering or sale of securities. The Dubai Financial Services Authority has not approved this announcement nor taken steps to verify the information set out in it, and has no responsibility for it.

This announcement has not been filed with, reviewed or approved by the Qatar Central Bank, the Qatar Financial Centre Regulatory Authority or any other relevant Qatar governmental body or securities exchange, nor any foreign governmental body or securities exchange.

Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must inform themselves about, and observe, any relevant restrictions and must not distribute, mail or send it in, into or from any jurisdiction into which the same would be unlawful. Persons (including, without limitation, custodians, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE CAPITAL RAISING. THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS DIRECTED ONLY AT (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1)(E) OF DIRECTIVE 2003/71/EC; (B) IN THE UNITED KINGDOM, QUALIFIED INVESTORS WHO ARE PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”); OR (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC OF THE ORDER; OR (III) ARE PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”. THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THE ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN BARCLAYS.

Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms part of, this announcement.